SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  11 January 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX
99.1	Transaction in own shares Dated 14 December 2012
99.2	Transaction in own shares Dated 17 December 2012
99.3	Total Voting Rights Dated 02 January 2013
99.4	Blocklisting Application Dated 02 January 2013

Exhibit 99.1

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 14 December 2012 it acquired 170,000 of its own ordinary shares for cancellation at an average price of 1643.9129 pence per ordinary share. The highest and lowest prices paid for these shares were 1640 pence per share and 1647 pence per share respectively.

Following settlement of this purchase, the Company will have 268,390,092 ordinary shares in issue.

For further information, please contact:

Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.2

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 17 December 2012 it acquired 87,000 of its own ordinary shares for cancellation at an average price of 1643.3339 pence per ordinary share. The highest and lowest prices paid for these shares were 1646 pence per share and 1638 pence per share respectively.

Following settlement of this purchase, the Company will have 268,303,092 ordinary shares in issue.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.3

INTERCONTINENTAL HOTELS GROUP PLC

Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 31 December 2012, InterContinental Hotels Group PLC's issued share capital consists of 268,325,071 ordinary shares of 14 194/329 pence each with voting rights. The Company does not hold any shares in Treasury. Therefore the total number of ordinary shares in the Company with voting rights is 268,325,071.

The above figure, 268,325,071, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal

02 January 2013

Exhibit 99.4

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2013

Name of applicant:		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Executive Share Option Plan
Period of return:	From:	1 July 2012	To:	31 December 2012
Balance of unallotted securities under scheme(s) from previous return:		1,129,928
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		63,129
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		431,624
Equals: Balance under scheme(s) not yet issued/allotted at end of period:
698,304
Note: On 9 October 2012, InterContinental Hotels Group PLC undertook a 14 for 15 share consolidation. 946,925 shares of 13 29/47p (representing the balance under this scheme not yet allotted) were rolled over to 883,796 shares of 14 194/329p.

Name of contact:	Nicolette Henfrey
Telephone number of contact:	01895 512 000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2013

Name of applicant:		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Sharesave Plan
Period of return:	From:	1 July 2012	To:	31 December 2012
Balance of unallotted securities under scheme(s) from previous return:		1,299,652
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:
1,213,008
Note: On 9 October 2012, InterContinental Hotels Group PLC undertook a 14 for 15 share consolidation. 1,299,652 shares of 13 29/47p (representing the balance under this scheme not yet allotted) were rolled over to 1,213,008 shares of 14 194/329p.

Name of contact:	Nicolette Henfrey
Telephone number of contact:	01895 512 000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	11 January 2013